SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Coca-Cola HBC AG

(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Baarerstrasse 14
CH-6300 Zug
Switzerland
+41 41 561 32 43

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

This Form 6-K consists of the Report on Results for the Six Months Ended 28 June 2013, filed on August 12, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2013	Coca-Cola HBC AG

	By:	/s/ Michalis Imellos
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development

RESULTS FOR THE SIX MONTHS ENDED 28 JUNE 2013

SECOND QUARTER AND HALF YEAR HIGHLIGHTS

	Three months ended		%
	28 June 2013	29 June 2012(1)	Change
Volume (m unit cases)	578	587	-2%
Net sales revenue (€m)	1,949	1,986	-2%
Cost of goods sold (€m)	1,236	1,253	-1%
Operating profit (€m)	145	177	-18%
Profit after tax attributable to owners of the parent(€m)	90	118	-23%
Basic earnings per share (€)	0.25	0.32	-22%

	Six months ended		%
	28 June 2013	29 June 2012(1)	Change
Volume (m unit cases)	1,004	1,014	-1%
Net sales revenue (€m)	3,381	3,419	-1%
Cost of goods sold (€m)	2,187	2,191	—
Operating profit (€m)	134	164	-18%
Profit after tax attributable to owners of the parent(€m)	66	89	-26%
Basic earnings per share (€)	0.18	0.24	-25%

(1) Comparative amounts have been adjusted to reflect the impact of new accounting standards adopted in 2012, as detailed in note 1 to the condensed consolidated interim financial statements.

•                  Volume: Volume declined by 2% in the second quarter of 2013. A 2% volume increase in emerging countries was more than offset by a 6% volume decline in established countries and a 3% decline in developing countries. Overall, volume declined by 1% in the first half of 2013.

•                  Sales: Net sales revenue declined by 2% in the quarter and by 1% in the first half.

•                  Operating profit (EBIT): Our revenue growth initiatives more than offset total input cost increases in absolute terms, still they were not sufficient to prevent a gross margin decline. Lower volume, unfavourable foreign currency movements and one off charges mainly relating to increased restructuring costs and transaction expenses for the re-domiciliation and the admission of the Group to listing on the premium segment of the London Stock Exchange, resulted in an 18% decline in operating profit in both the second quarter and the first half of 2013, despite operating expense savings.

•                  Half Year 2013 market shares: We continued to win in the marketplace. We gained or maintained volume share in sparkling beverages in the majority of our countries including Austria, Ireland, Italy, the Czech Republic, Romania, Russia and Ukraine.

•                  Half Year 2013 free cash flow: We generated free cash flow of €98 million in the first half of the year, delivering a year-on-year increase of 15%.

•                  Dividend: The Board has decided on a new progressive dividend policy effective from 2014 onwards with a targeted payout ratio on comparable net profit in the range of 35-45% over time.

Dimitris Lois, Chief Executive Officer of Coca-Cola HBC AG, commented:

“We continued to focus on our top line, with currency neutral net sales revenue per case increasing for the eighth consecutive quarter. Our emerging markets were the drivers in terms of volume growth, albeit at a slower pace. The volume decline in our established and developing markets reflects the ongoing difficult macroeconomic environment in most of our European markets. Against this challenging backdrop, trademark Coca-Cola products grew by over 2% in the second quarter.

For the remainder of 2013, we anticipate that the current trading conditions will remain unchanged.  We are confident in our ability to drive operational performance and deliver on our strategic commitments: winning in the marketplace, increasing currency neutral net sales revenue per case and focusing on cost leadership through tight operating expense control and disciplined working capital management.

The primary listing in London, a key milestone in the history of our Company, was successfully completed with the settlement of the statutory buy-out of the minority holdings in Coca-Cola Hellenic Bottling Company S.A. in June. The

refinancing of our upcoming bond maturities at very competitive rates soon after the completion of the share exchange offer is a clear testament of our ability to capture the benefits of our relisting and redomiciliation.”

Half-yearly financial report for the six months ended 28 June 2013

Group Operational Review

Coca-Cola HBC AG’s (“Coca-Cola HBC” or “we” or the “Company” or the “Group”) unit case volume declined by 2% in the second quarter and by 1% in the first half of 2013. Macroeconomic and trading conditions continue to be as challenging as in the previous quarters across most of our territories, particularly in our established countries. Disposable income continued to be under pressure and the level of unemployment continued to rise. In addition, unseasonably wet weather in Central and Eastern Europe during May and June, had an adverse impact on our business in the second quarter, particularly in developing countries and in certain of our established and emerging countries.

We continue to win in the market place. In the first quarter of 2013, we gained or maintained volume share in sparkling beverages and value share in the non-alcoholic ready-to-drink beverages (“NARTD”) category in the majority of our countries. Countries in which we gained or maintained volume share in sparkling beverages include Austria, Ireland, Italy, the Czech Republic, Romania, Russia and Ukraine. In the NARTD category, we gained or maintained value share in Austria, Italy, Switzerland, the Czech Republic, Russia and Romania, among others.

Our premium sparkling beverages registered its fourth consecutive quarter of volume growth. Volume in premium sparkling beverages grew by 1% in the quarter, reflecting a 4% increase in our emerging and 1% increase in our developing countries, more than offsetting a 3% decline in our established countries. Volume in the premium sparkling beverages category increased by 2% in the first half as a result of a 7% increase in emerging, a 1% increase in developing and a 4% decline in established countries. Volume of trademark Coca-Cola products increased by 2% in both periods. Coca-Cola Zero continued to perform strongly, growing by 18% in the second quarter and 15% in the first half of the year, registering growth in all three reporting segments.

In the ready-to drink tea category our volume declined by 1% in the quarter, whereas year-to-date volume was up by 1%, driven by strong performance in our emerging countries, particularly in Russia. Our volume in the energy category grew by 4% year-on-year, marking the thirteenth consecutive quarter of growth, with 9% growth in developing and 7% growth in emerging countries. For the first half of 2013, our volume in the energy category grew by 6%. Our volume in the juice category declined by 4% in the second quarter and 3% in the first half of 2013, as growth in our emerging countries was more than offset by the decline in our established and developing countries. Our volume in the water category declined by 8% in the second quarter and 9% in the first half the year with negative trends across all three reporting segments.

Package mix improved marginally in both periods, despite the continuous shift in demand towards at-home consumption and organised trade, as the volume of single-serve packages declined less than the volume of multi-serve packages. The positive package mix is supported by our occasion-based brand, package, price and channel strategy (“OBPPC”) and more specifically in the second quarter by the launch of our “Share a Coke” marketing campaign in 24 out of 28 countries.

Net sales revenue decreased by 2% during the second quarter of 2013 compared to the respective prior year period. For the first half of 2013, net sales revenue decreased by 1% compared to the respective prior year period.

Cost of goods sold decreased by 1% during the second quarter and was flat for the first half of 2013, compared to the respective prior year periods. Overall, the input costs environment has evolved in line with our expectations. Our revenue growth initiatives more than offset the increase of total input costs in absolute terms.

Operating expenses increased by €1 million in the quarter, due to the one-off expenses relating to the re-domiciliation and the admission of the Group to listing on the premium segment of the London Stock Exchange. In the first half of 2013, operating expenses declined by €8 million driven by improvements in all three operating segments.

Our operating profit declined by 18% in both the second quarter and the first half of 2013, compared to the respective prior year periods. Benefits from our revenue growth initiatives and lower operating expenses fully offset higher input costs and the negative impact from currency movements, however, it was not enough to compensate for the decline in volume and the increased one-off expenses for restructuring initiatives and the re-domiciliation and admission of the Group to listing on the premium segment of the London Stock Exchange.

During the first half of the year, we incurred €22 million in pre-tax restructuring charges, €16 million of which was incurred in the second quarter. We continue to execute our restructuring plans for 2013, which are expected to improve productivity and create a more agile and efficient organisation.

Earnings per share were €0.25 in the second quarter and €0.18 in the first half of the year, posting a €0.06 decline year-on-year in the first half.

We continue to be strongly cash generative. In the second quarter, we generated €137 million of free cash flow, a €21 million year-on-year improvement, mainly driven by a reduction in working capital. The improvement in working capital primarily resulted from a significant reduction in accounts receivable and to a lesser extent inventories. Overall, in the first half of the year, free cash flow was €98 million.

We continuously seek to integrate sustainability into all areas of our business. The next natural step for us was to reflect this in our reporting and we published our first Integrated Report in early June. We followed the guidance of the International Integrated Reporting Council. In preparing the report, we applied the most stringent criteria and international standards. Our report has been externally audited for the third consecutive year, reaching an ‘A+’ rating in accordance with the Global Reporting Initiative standard.

Statutory Buy-Out & Delisting

On 17 June 2013, Coca-Cola HBC completed its statutory buy-out of the remaining shares of Coca-Cola Hellenic Bottling Company S.A (“CCHBC SA”) that it did not acquire upon completion of its voluntary share exchange offer. The cash consideration paid during the statutory buy-out was €1 million. Consequently, CCHBC SA is now a 100% owned subsidiary of Coca-Cola HBC.

On 23 July 2013, the delisting of CCHBC SA from the Athens Exchange was approved by the Hellenic Capital Market Commission and effected as of the same date. Coca-Cola HBC will continue to maintain a parallel listing of its shares on the Athens Exchange.

Refinancing

In the second quarter, we successfully issued €800 million principal amount of 7-year fixed-rate notes with a coupon of 2.375%, and completed a fixed price tender offer for our outstanding €500 million notes due in January 2014 with a 7.875% coupon, (the “2014 Notes”). €183 million of the 2014 Notes were tendered and cancelled. The net proceeds of the new issue, after financing the repurchase of €183 million of the 2014 Notes, will be used towards the refinancing of certain upcoming bond maturities, namely the $500 million notes due in September 2013 and the remaining €317 million notes due in January 2014. Following the completion of the new issue and the fixed price tender offer in June 2013, we cancelled our €500 million bond bridge facility. In addition, following the successful outcome of the statutory buy-out of the remaining shareholders in CCHBC SA, we also cancelled our €550 million statutory buy-out facility.

Dividends

In the Extraordinary General Meeting of Coca-Cola HBC held on 19 June 2013, our shareholders approved the distribution of a €0.34 dividend per share. The dividend was paid on 23 July 2013 and amounted to €124.7 million.

The Board of Directors of the Company has approved a new medium-term dividend policy which will be effective for dividend payments from 2014 onwards. This is a progressive dividend policy with a targeted payout ratio on comparable net profit after tax in the range of 35-45% over time. Subject to the availability of distributable reserves and shareholder approval, dividends are expected to be paid annually after our annual general meeting in line with past practice.

Operational review by reporting segment

Established Countries

	Three months ended		%
	28 June 2013	29 June 2012(1)	Change
Volume (m unit cases)	177.5	188.2	-6%
Net sales revenue (€m)	697.2	743.9	-6%
Operating profit (€m)	30.5	56.3	-46%

	Six months ended		%
	28 June 2013	29 June 2012(1)	Change
Volume (m unit cases)	319.4	341.4	-6%
Net sales revenue (€m)	1,267.7	1,364.1	-7%
Operating profit (€m)	33.9	65.0	-48%

(1) Comparative numbers have been adjusted to reflect the impact of new accounting standards adopted in 2012, as detailed in note 1 to the condensed consolidated interim financial statements.

•                  Unit case volume in our established countries segment decreased by 6% in both the second quarter and the first half of 2013, following an 8% and 5% decline respectively in the comparable prior year periods. The main driver of the volume decline in the segment during the quarter was the weakness in all key categories in Greece, Italy and Austria.

•                  Net sales revenue declined by 6% in the second quarter and by 7% in the first half of 2013. Lower volume, unfavourable price mix and negative currency translation impact more than offset the benefits of improved category mix on net sales revenue in both periods.

•                  Volume in Italy declined in the second quarter of 2013, and the first half of the year. Austerity measures impacted disposable income, and unemployment continued to rise. In the second quarter, volume pressure was evident across all categories. A 14% volume increase in Coca-Cola Zero partially supported volume in the sparkling beverages category in the second quarter. Package mix improved in the sparkling category as well as in total volume. We expect volatility to continue as a result of the ongoing fiscal and economic developments in the country.

•                  Volume in Greece declined in both the second quarter of 2013 and the first half of the year. Disposable income is expected to decline further in 2013 while unemployment remains at the historically high level of 27%. Sparkling beverages were more resilient and declined in the quarter.

•                  Volume in Switzerland declined in both the second quarter and the first half of the year. Unseasonably cold weather and heavy rainfalls during May and June had an adverse impact on demand. Our “Share a Coke” campaign supported a marginal volume increase in Trademark Coke while Coca-Cola Zero continued its positive trend, with volume increasing in the second quarter of the year.

•                  Volume in Ireland was marginally positive in the second quarter following seven consecutive quarters of decline. Volume in the first six months of 2013 decreased. The volume growth in the second quarter was driven by our sparkling category supported by the “Share a Coke” campaign. Package mix continued to improve, driven by single-serve packages.

•                  Operating profit in the established countries segment declined to €31 million in the second quarter of 2013 from €56 million in the comparable period last year. Operating profit declined to €34 million in the first half of 2013 from €65 in the comparable period last year. Benefits from tighter operating expense management and our restructuring initiatives were more than offset by lower volume and negative price mix in the second quarter.

Developing Countries

	Three months ended		%
	28 June 2013	29 June 2012(1)	Change
Volume (m unit cases)	105.5	108.7	-3%
Net sales revenue (€m)	308.5	319.7	-4%
Operating profit (€m)	15.4	14.6	5%

	Six months ended		%
	28 June 2013	29 June 2012(1)	Change
Volume (m unit cases)	182.3	188.1	-3%
Net sales revenue (€m)	525.7	548.9	-4%
Operating profit (€m)	0.5	1.0	-50%

(1) Comparative numbers have been adjusted to reflect the impact of new accounting standards adopted in 2012, as detailed in note 1 to the condensed consolidated interim financial statements.

•                  Unit case volume in our developing countries segment decreased by 3% in both the second quarter and the first half of 2013, following 7% and 4% declines respectively, in the comparable prior year periods. Challenging economic conditions impacted volume performance across the segment, particularly in Hungary.

•                  Net sales revenue declined by 4%, in both the second quarter and the first half of the year. Lower volume and negative price mix, unfavourable category mix and a marginal negative currency translation impact drove the performance in the second quarter.

•                  Volume in Poland declined in the second quarter and the first half of the year. The low single-digit volume increase in sparkling beverages was not enough to offset the decline in still beverages, especially ready-to-drink tea in the second quarter. Among sparkling beverages, Trademark Coca-Cola was the biggest contributor. Juice posted strong growth in the quarter mainly as a result of the continuous successful execution in 1L PET, supported by marketing activities.

•                  Volume in Hungary declined in the second quarter of the year driven primarily by a decline in sparkling and water categories. Volume in the first half of the year also declined. The economic environment remained volatile with consumer confidence among the lowest in Europe and double-digit unemployment. Coca-Cola Zero was the only outperformer among sparkling beverages, posting strong growth for another quarter. Volume in the energy category almost doubled, mainly reflecting the strong performance of recently launched Burn Blue and Monster Rehab. Package mix improved, as our “Share a Coke” campaign supported the performance of single serve packages.

•                 Volume in the Czech Republic declined in the second quarter, while for the first half of the year volume recorded an increase. Overall economic and political conditions remain volatile. Volume of Trademark Coca-Cola products grew, driven by a 16% increase in brand Coca-Cola and a strong increase in Coca-Cola Zero, supported by increased promotional activities.

•                  Developing countries posted an operating profit of €15 million in the second quarter of 2013, increased by 5% compared to the second quarter of 2012. In the first half of the year, developing countries posted an operating profit of €0.5 million, compared to an operating profit of €1 million in the first half of 2012. Lower operating expenses and favourable currency movements more than offset lower volume and negative price mix in the second quarter.

Emerging Countries

	Three months ended		%
	28 June 2013	29 June 2012(1)	Change
Volume (m unit cases)	294.7	289.7	2%
Net sales revenue (€m)	943.5	922.1	2%
Operating profit (€m)	99.4	105.8	-6%

	Six months ended		%
	28 June 2013	29 June 2012(1)	Change
Volume (m unit cases)	502.7	484.1	4%
Net sales revenue (€m)	1,587.7	1,506.1	5%
Operating profit (€m)	99.6	98.4	1%

(1) Comparative numbers have been adjusted to reflect the impact of new accounting standards adopted in 2012, as detailed in note 1 to the condensed consolidated interim financial statements.

•                  Unit case volume in our emerging countries segment grew by 2% in the second quarter of the year, following a 2% increase in the comparable prior year period. Strong performance in Nigeria and Russia more than offset volume declines in Romania and Ukraine. Unit case volume grew by 4% in the first half of the year.

•                  Net sales revenue grew by 2% in the second quarter and 5% in the first half of 2013. Higher volumes, as well as positive price and category mix more than offset the negative impact from currency translation in both periods.

•                  Volume in Russia grew in both the second quarter and the first half of the year, following an increase in the second quarter of 2012. This was the seventh consecutive quarter of volume increase in Russia. Growth was broad-based with all major categories posting higher volume, except water. The positive impact of our OBPPC initiatives and strong execution of the Sochi Winter Olympic Games sponsorship with focus on the Olympic Torch Relay campaign supported an 11% growth in brand Coca-Cola, marking the eleventh consecutive quarter of volume and share expansion. Our ready to drink (“RTD”) Tea volume registered growth, reflecting the increased distribution of 1L PET as well as the continuous solid performance of 1.75L PET. Volume in our juice category increased, with growth coming from both our mainstream brand Dobry as well as our premium brand Rich.

•                  Volume in Nigeria grew in the second quarter of the year, following a decline in the corresponding period last year. In the first six months of 2013, volume also increased. In addition to the favourable base effect from last year’s decline, increased marketing activities and improved availability supported volume growth. Brand Coca-Cola posted 15% growth, while Sprite grew in the low-teens and Fanta in high single-digits.

•                  Volume in Romania declined in both the second quarter and the first half of the year, following a decline in the comparable prior year period. Performance was negatively impacted by both poor weather and competitive promotional pressures, mainly in multi-serve packages. Volume declined in all key categories, except for our energy category which posted growth. Coca-Cola Zero outperformed, recording volume growth supported by promotional activity.

•                  Volume in Ukraine declined in the second quarter of the year driven by declines in the juice and water categories, following a decrease in the comparable prior year quarter. Volume in the first half of 2013 also decreased. Overall, the economic environment in the country remains fragile, impacting consumer demand. Volume declined in sparkling beverages, while Trademark Coca-Cola products posted growth, supported by promotional activities. Our ready to drink tea volume recorded growth in the quarter mainly due to pre seasonal availability.

•                  Operating profit in the emerging countries segment reached €99 million in the second quarter of 2013, compared to €106 million of operating profit in the same period last year. Improved category and price mix and higher volume was more than offset by increased raw material costs, higher operating expenses and currency movements in the second quarter. Operating profit reached €100 million in the first half of the year, compared to €98 million in the same period last year due to better volume and price mix performance in the first quarter.

Group Financial Review

	Three months ended		%
	28 June 2013	29 June 2012(2)	Change
Volume (m unit cases)	577.7	586.6	-2%
Net sales revenue (€m)	1,949.2	1,985.7	-2%
Cost of goods sold (€m)	(1,235.8)	(1,253.4)	-1%
Gross profit (€m)	713.4	732.3	-3%
Operating expenses (€m)	(551.9)	(550.9)	—
Operating profit (€m)	145.3	176.7	-18%
Adjusted EBITDA(1) (€m)	244.6	277.5	-12%
Total net finance costs (€m)	(29.7)	(22.0)	35%
Tax (€m)	(30.1)	(40.6)	-26%
Profit after tax attributable to owners of the parent (€m)	90.0	117.5	-23%
Basic earnings per share (€)	0.25	0.32	-22%
Net cash from operating activities (€m) (1)	237.4	217.9	9%
Capital expenditure (€m) (1)	(100.2)	(101.3)	-1%
Free cash flow (€m) (1)	137.2	116.6	18%

	Six months ended		%
	28 June 2013	29 June 2012(2)	Change
Volume (m unit cases)	1,004.4	1,013.6	-1%
Net sales revenue (€m)	3,381.1	3,419.1	-1%
Cost of goods sold (€m)	(2,187.3)	(2,191.4)	—
Gross Profit (€m)	1,193.8	1,227.7	-3%
Operating expenses (€m)	(1,037.4)	(1,045.2)	-1%
Operating profit (€m)	134.0	164.4	-18%
Adjusted EBITDA(1) (€m)	327.9	359.2	-9%
Total net finance costs (€m)	(49.4)	(43.8)	13%
Tax (€m)	(23.5)	(35.3)	-33%
Profit after tax attributable to owners of the parent (€m)	65.6	88.6	-26%
Basic earnings per share (€)	0.18	0.24	-25%
Net cash from operating activities (€m) (1)	249.8	256.1	-2%
Capital expenditure (€m) (1)	(152.2)	(171.2)	-11%
Free cash flow (€m) (1)	97.6	84.9	15%

(1) Refer to Explanatory Notes section.

(2) Comparative numbers have been adjusted to reflect the impact of new accounting standards adopted in 2012, as detailed in note 1 to the condensed consolidated interim financial statements.

Net sales revenue

Net sales revenue decreased by 2% during the second quarter of 2013 compared to the respective prior year period. For the first half of 2013, net sales revenue decreased by 1% compared to the respective prior year period in line with the volume shortfall. Macroeconomic and trading conditions continue to be as challenging as in the previous quarters across most of our territories, particularly in our established countries. Disposable income continued to be under pressure and the level of unemployment continued to rise. In addition, unseasonably wet weather in Central and Eastern Europe during May and June, had an adverse impact on our business in the second quarter, particularly in developing countries and in certain of our established and emerging countries.

Cost of goods sold

Cost of goods sold decreased by 1% during the second quarter and was flat for the first half of 2013, compared to the respective prior year periods. Overall, the input cost environment has evolved in line with our expectations.

Gross profit

Gross profit decreased by 3% during the second quarter, falling from €732.3 million in the three months ended 29 June 2012 to €713.4 million in the three months ended 28 June 2013. Gross profit similarly declined by 3% in the first half of 2013, compared to the comparable prior year period. Gross profit margin decreased from 36.9% in the second quarter of 2012 to 36.6% in the second quarter of 2013 and from 35.9% in the first half of 2012 to 35.3% in the first half of 2013.

Operating expenses

Operating expenses increased by €1 million in the quarter, due to the one-off expenses relating to the re-domiciliation and the admission of the Group to listing on the premium segment of the London Stock Exchange. In the first half of 2013, operating expenses declined by €8 million mainly reflecting the benefits of our restructuring initiatives as well as lower period over period warehouse and sales expenses

Operating profit

Operating profit decreased by 18% in both the second quarter and the first half of 2013, compared to the respective prior year periods, as lower volume, higher input costs, negative impact from currency movements and increased one-off expenses for restructuring initiatives and the re-domiciliation and the admission of the Group to listing on the premium segment of the London Stock Exchange, more than offset the benefits from our revenue growth initiatives and the lower operating expenses.

Total net finance costs

Total net finance costs for the second quarter and the first half of 2013 were higher by €7.7 million and €5.6 million, respectively, compared to the same periods last year, mainly due to higher interest expense reflecting the tender offer for the outstanding €500 million 2014 Notes due January 2014.

Tax

The effective tax rate for the first half of 2013 was 26% compared to 28% in the respective prior year period. The Group’s effective tax rate varies quarterly depending on the mix of taxable profits by territory, the non-deductibility of certain expenses, non-taxable income, the change in tax rates which impact the deferred tax asset or deferred tax liability recognized in previous periods and other one-off tax items across its territories

Profit after tax attributable to owners of the parent

Profit after tax attributable to owners of the parent decreased by 23% in the second quarter and by 26% in the first half of the year, compared to the respective prior year periods, mainly driven by the reduced operating profit.

Net cash from operating activities

Net cash from operating activities increased by 9% in the second quarter of 2013 compared to the respective prior year period, reflecting the improvement in working capital and the reduced taxes paid, that more than offset the negative impact of the reduced profitability. For the first half of 2013, net cash flow from operating activities decreased by 2% compared to the respective prior year period, mainly on the back of the reduced profit during the period that more than offset the positive effect of the reduced payments for taxes and the improved working capital.

Cash flow from operating activities net of capital expenditure increased by 18% during the second quarter versus the respective prior year period, reflecting mainly the increased cash from operating activities. For the first half of 2013, cash flow from operating activities net of capital expenditure increased by 15% versus the respective prior year period, mainly on the back of positive phasing of the capital expenditure outflows.

Capital expenditure

Capital expenditure, net of receipts from the disposal of assets and including principal repayments of finance lease obligations, reduced by 1% in the second quarter and by 11% in the first half of 2013, compared to the respective prior year periods, mainly due to positive phasing of the cash outflows in the first half of 2013. This trend is expected to be reversed in the second half of the year. In the first half of 2013, capital expenditure amounted to €152.2 million of which 42% was related to investment in production equipment and facilities and 23% to the acquisition of marketing equipment. In the first half of 2012, capital expenditure amounted to €171.2 million of which 39% was related to investment in production equipment and facilities and 35% to the acquisition of marketing equipment.

Business Outlook

For the remainder of the year, we expect the challenging macroeconomic and trading conditions to persist across most of our territories. Economic uncertainty and austerity measures are expected to continue to lead to lower disposable income and high unemployment across the Eurozone. We do not anticipate the current trading conditions to change materially in the second half of the year.

Our strategic priorities remain unchanged. We are focusing on growing currency neutral net sales revenue per case, through our OBPPC-driven initiatives, while continuing to reinforce our position in the marketplace. Addressing affordability remains a key element of our strategy in order to stay relevant to our consumers.

We have clear category priorities in pursuing our strategy in the marketplace. We are focused on growing volume and value shares in the sparkling beverages, ready-to-drink tea and energy categories. In the juice category, we maintain a selective approach focusing on immediate consumption and the most profitable future consumption packages on a country-by-country basis. In the water category, our goal is to grow value ahead of volume by focusing on single-serve packages, as well as the most profitable multi-serve packages.

We continue to expect currency neutral net sales revenue per unit case in 2013 to grow year-on-year, albeit at a slower pace than that registered in 2012, and for currency neutral input costs per case to increase by low single-digits.

We also continue to execute our 2013 restructuring plans and we remain confident that we can achieve our targeted benefits. We expect the initiatives already taken in 2012 and those that we are taking in 2013 to yield approximately €65 million in total benefits in 2013. We continue to expect costs of approximately €50 million from restructuring initiatives in 2013 that are expected to yield €30 million in annualised benefits from 2014 onwards.

Based on current spot rates, we now expect a negative impact from currency movements in 2013 in line with the levels in 2012 as a result of increased volatility in our emerging countries’ currencies.

We reiterate our expectations for a comparable effective tax rate for the mid-term in the range of 23-25%.

During the three year period ending 31 December 2015, we aim to generate free cash flow of approximately €1.3 billion. Net capital expenditure over the medium-term is expected to range between 5.5% and 6.5% of net sales revenue, reflecting our commitment to investing in the long-term development of our business. We are committed to maintaining strong discipline in working capital management, with the aim to drive solid free cash flow generation in the full year.

We manage our business for the long-term. We are confident that we have the right strategy to grow in a sustainable and profitable way, leveraging some of the world’s best known and loved brands in an attractive diversified geographic footprint, characterized by low per capita consumption and market share growth opportunities.

Condensed Consolidated Interim Financial Statements For The First Six Months of 2013

Condensed consolidated interim balance sheet (unaudited)

	Note	As at 28 June 2013 € million	As at 31 December 2012 € million
Assets
Intangible assets	4	1,924.8	1,944.6
Property, plant and equipment	4	2,968.8	3,041.4
Other non-current assets		308.0	293.3
Total non-current assets		5,201.6	5,279.3

Inventories		585.6	458.0
Trade and other receivables		1,195.0	1,073.7
Cash and cash equivalents	5	1,063.5	439.1
Total current assets		2,844.1	1,970.8
Total assets		8,045.7	7,250.1

Liabilities
Short-term borrowings	5	911.7	555.0
Other current liabilities		2,001.8	1,667.3
Total current liabilities		2,913.5	2,222.3

Long-term borrowings	5	1,876.0	1,604.7
Other non-current liabilities		391.7	416.6
Total non-current liabilities		2,267.7	2,021.3
Total liabilities		5,181.2	4,243.6

Equity
Owners of the parent		2,859.5	2,988.7
Non-controlling interests		5.0	17.8
Total equity		2,864.5	3,006.5
Total equity and liabilities		8,045.7	7,250.1

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed consolidated interim income statement (unaudited)

	Note	Three months to 28 June 2013 € million	Three months to 29 June 2012(1) € million
Net sales revenue	3	1,949.2	1,985.7
Cost of goods sold		(1,235.8)	(1,253.4)
Gross profit		713.4	732.3

Operating expenses		(551.9)	(550.9)
Restructuring costs	7	(16.2)	(4.7)

Operating profit	3	145.3	176.7

Total finance costs, net	8	(29.7)	(22.0)
Share of results of equity method investments		4.4	4.1
Profit before tax		120.0	158.8

Tax	9	(30.1)	(40.6)
Profit after tax		89.9	118.2

Attributable to:
Owners of the parent		90.0	117.5
Non-controlling interests		(0.1)	0.7
		89.9	118.2

Basic and diluted earnings per share (€)	10	0.25	0.32

(1) Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in note 1.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed consolidated interim statement of comprehensive income (unaudited)

	Three months to 28 June 2013 € million	Three months to 29 June 2012(1) € million
Profit after tax for the period	89.9	118.2

Other comprehensive income:
Items that may be subsequently reclassified to income statement:
Available-for-sale financial assets:
Valuation gains during the period	0.4	—
Cash flow hedges:
Amounts of gains during the period	3.1	6.5
Amounts of losses reclassified to profit and loss for the period	2.6	4.3
Foreign currency translation	(76.6)	(29.5)
Share of other comprehensive income of equity method investments	(0.7)	0.9
Income tax relating to items that may be subsequently reclassified to income statement	(1.0)	(2.3)
	(72.2)	(20.1)
Items that will not be subsequently reclassified to income statement:
Actuarial gains/(losses)	17.6	(9.1)
Income tax relating to components of other comprehensive income	(3.3)	2.3
	14.3	(6.8)
Other comprehensive income for the period, net of tax	(57.9)	(26.9)
Total comprehensive income for the period	32.0	91.3

Total comprehensive income attributable to:
Owners of the parent	32.1	90.6
Non-controlling interests	(0.1)	0.7
	32.0	91.3

(1) Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in note 1.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed consolidated interim income statement (unaudited)

	Note	Six months to 28 June 2013 € million	Six months to 29 June 2012(1) € million
Net sales revenue	3	3,381.1	3,419.1
Cost of goods sold		(2,187.3)	(2,191.4)
Gross profit		1,193.8	1,227.7

Operating expenses		(1,037.4)	(1,045.2)
Restructuring costs	7	(22.4)	(18.1)
Operating profit	3	134.0	164.4

Total finance costs, net	8	(49.4)	(43.8)
Share of results of equity method investments		4.4	4.1
Profit before tax		89.0	124.7

Tax	9	(23.5)	(35.3)
Profit after tax		65.5	89.4

Attributable to:
Owners of the parent		65.6	88.6
Non-controlling interests		(0.1)	0.8
		65.5	89.4

Basic and diluted earnings per share (€)	10	0.18	0.24

(1) Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in note 1.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed consolidated interim statement of comprehensive income (unaudited)

	Six months to 28 June 2013 € million	Six months to 29 June 2012(1) € million
Profit after tax for the period	65.5	89.4

Other comprehensive income :
Items that may be subsequently reclassified to income statement:
Available-for-sale financial assets:
Valuation gains during the period	0.3	—
Cash flow hedges:
Amounts of gains / (losses) during the period	6.6	(8.9)
Amounts of losses reclassified to profit and loss for the period	6.6	5.3
Foreign currency translation	(68.7)	35.7
Share of other comprehensive income of equity method investments	(0.2)	(0.1)
Income tax relating to items that may be subsequently reclassified to income statement	(2.0)	1.3
	(57.4)	33.3
Items that will not be subsequently reclassified to income statement:
Actuarial gains / (losses)	19.7	(23.2)
Income tax relating to items that will not be subsequently reclassified to income statement	(3.4)	4.8
	16.3	(18.4)
Other comprehensive income for the period, net of tax	(41.1)	14.9
Total comprehensive income for the period	24.4	104.3

Total comprehensive income attributable to:
Owners of the parent	24.5	103.5
Non-controlling interests	(0.1)	0.8
	24.4	104.3

(1) Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in note 1.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed consolidated interim statement of changes in equity (unaudited)

Attributable to owners of the parent

	Share capital(3) € million	Reserve for share capital return € million	Share Premium(3) € million	Treasury shares(3) € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2012	549.8	—	569.2	(55.5)	(199.7)	380.0	1,660.6	2,904.4	15.8	2,920.2
Share-based compensation:
Options	—	—	—	—	—	3.2	—	3.2	—	3.2
Movement in treasury shares	—	—	—	—	—	0.3	—	0.3	—	0.3
Return of capital to shareholders	—	(124.6)	—	1.2	—	—	—	(123.4)	—	(123.4)
Extinguishment of accumulated losses	—	(55.0)	—	—	—	—	55.0	—	—	—
Hyperinflation impact	—	—	—	—	—	—	3.5	3.5	—	3.5
Appropriation of reserves	—	—	—	—	—	0.4	(0.4)	—	—	—
Share of other changes in equity of equity method investments	—	—	—	—	—	—	(2.1)	(2.1)	—	(2.1)
	549.8	(179.6)	569.2	(54.3)	(199.7)	383.9	1,716.6	2,785.9	15.8	2,801.7
Profit for the period net of tax	—	—	—	—	—	—	88.6	88.6	0.8	89.4
Other comprehensive income for the period, net of tax	—	—	—	—	35.6	(2.3)	(18.4)	14.9	—	14.9
Total comprehensive income for the period, net of tax(1)	—	—	—	—	35.6	(2.3)	70.2	103.5	0.8	104.3
Balance as at 29 June 2012 (adjusted) (2)	549.8	(179.6)	569.2	(54.3)	(164.1)	381.6	1,786.8	2,889.4	16.6	2,906.0
Shares issued to employees exercising stock options	—	—	0.1	—	—	—	—	0.1	—	0.1
Share-based compensation:
Options	—	—	—	—	—	3.1	—	3.1	—	3.1
Movement in treasury shares	—	—	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Hyperinflation impact	—		—	—	—	—	0.7	0.7	—	0.7
Return of capital to shareholders	(124.6)	124.6	—	—	—	—	—	—	—	—
Extinguishment of accumulated losses	(55.0)	55.0	—	—	—	—	—	—	—	—
Appropriation of reserves	—	—	—	—	—	0.1	(0.1)	—	—	—
Dividends	—	—	—	—	—	—	—	—	(1.0)	(1.0)
	370.2	—	569.3	(54.3)	(164.1)	384.6	1,787.4	2,893.1	15.6	2,908.7
Profit for the period net of tax	—	—	—	—	—	—	101.8	101.8	2.2	104.0
Other comprehensive income for the period, net of tax	—	—	—	—	(4.0)	(8.0)	5.8	(6.2)	—	(6.2)
Total comprehensive income for the period, net of tax	—	—	—	—	(4.0)	(8.0)	107.6	95.6	2.2	97.8
Balance as at 31 December 2012	370.2	—	569.3	(54.3)	(168.1)	376.6	1,895.0	2,988.7	17.8	3,006.5

(1)The amount included in the exchange equalisation reserve of €35.6 million gain for the first half of 2012 represents the exchange gains attributed to the owners of the parent of €35.7 million plus the share of equity method investments of €0.1 million loss.

The amount included in other reserves of €2.3 million loss for the first half of  2012 consists of cash flow hedges loss of €3.6 million (of which €8.9 million represents revaluation losses for the period and €5.3 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax credit of €1.3 million.

The amount of €70.2 million gain comprises a gain for the first half of 2012 of €88.6 million, the actuarial losses of €23.2 million plus deferred income tax credit of €4.8 million.

The amount of €0.8 million gain included in non-controlling interests for the first half of 2012 represents the share of non-controlling interests in the retained earnings.

(2) Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in note 1.

(3) As these condensed consolidated interim financial statements are a continuation of the consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A., for the period 1 January 2012 to 25 April 2013 these components of equity reflect the capital structure of Coca-Cola Hellenic Bottling Company S.A. and following the reorganisation reflect the capital structure of Coca-Cola HBC AG.

The accompanying notes form an integral part of these condensed consolidated financial statements

Condensed consolidated interim statement of changes in equity (unaudited)

	Share capital(5) € million	Share premium(5) € million	Group Reorganization reserve(5) € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2013	370.2	569.3	—	(54.3)	(168.1)	376.6	1,895.0	2,988.7	17.8	3,006.5

Shares issued to employees exercising stock options	1.6	2.8	—	—	—	—	—	4.4	—	4.4
Share-based compensation:
Options	—	—	—	—	—	2.1	—	2.1	—	2.1
Hyperinflation impact	—	—	—	—	—	—	2.1	2.1	—	2.1
Appropriation of reserves	—	—	—	—	—	0.3	(0.3)	—	—	—
Purchase of shares held by non-controlling interest	—	—	—	—	—	—	(5.1)	(5.1)	(8.2)	(13.3)
Change of parent company to Coca-Cola HBC AG	1,620.7	4,832.6	(6,472.1)	(16.4)	—	1.5	—	(33.7)	—	(33.7)
Dividends (note 13)	—	(124.7)	—	—	—	—	1.2	(123.5)	(4.5)	(128.0)
	1,992.5	5,280.0	(6,472.1)	(70.7)	(168.1)	380.5	1,892.9	2,835.0	5.1	2,840.1
Profit for the period net of tax	—	—	—	—	—	—	65.6	65.6	(0.1)	65.5
Other comprehensive income for the period, net of tax(4)	—	—	—	—	(68.9)	11.5	16.3	(41.1)	—	(41.1)
Total comprehensive income for the period net of tax	—	—	—	—	(68.9)	11.5	81.9	24.5	(0.1)	24.4
Balance as at 28 June 2013	1,992.5	5,280.0	(6,472.1)	(70.7)	(237.0)	392.0	1,974.8	2,859.5	5.0	2,864.5

(4) The amount included in the exchange equalisation reserve of €68.9 million loss for the first half of 2013 represents the exchange loss attributed to the owners of the parent of €68.7 million plus the share of equity method investments of €0.2 million loss.

The amount included in other reserves of €11.5 million gain for the first half of 2013 consists of gains on valuation of available-for-sale financial assets of €0.3 million, cash flow hedges gain of €13.2 million (of which €6.6 million represents revaluation gains for the period and €6.6 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax loss of €2.0 million.

The amount of €81.9 million gain comprises a gain for the period of €65.6 million plus actuarial gains of €19.7 million less deferred income tax charge of €3.4 million.

The amount of €0.1 million loss included in non-controlling interests for the first half of 2013 represents the share of non-controlling interests in the retained earnings.

(5) As these condensed consolidated interim financial statements are a continuation of the consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A., for the period 1 January 2012 to 25 April 2013 these components of equity reflect the capital structure of Coca-Cola Hellenic Bottling Company S.A. and following the reorganisation reflect the capital structure of Coca-Cola HBC AG.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed consolidated interim cash flow statement (unaudited)

	Note	Six months to 28 June 2013 € million	Six months to 29 June 2012(1) € million
Operating activities
Profit after tax for the period		65.5	89.4
Total finance costs, net	8	49.4	43.8
Share of results of equity method investments		(4.4)	(4.1)
Tax charged to the income statement		23.5	35.3
Depreciation of property, plant and equipment	4	191.2	190.2
Employee share options		2.1	3.2
Amortisation of intangible assets	4	0.6	1.4
		327.9	359.2

(Gains) / losses on disposal of non-current assets		(2.7)	2.5
Increase in inventories		(138.6)	(161.8)
Increase in trade and other receivables		(139.8)	(167.1)
Increase in trade and other payables		222.5	260.2
Tax paid		(19.5)	(36.9)
Net cash from operating activities		249.8	256.1
Investing activities
Payments for purchases of property, plant and equipment		(146.9)	(160.0)
Proceeds from sales of property, plant and equipment		2.7	1.5
Net payments for investments		(6.1)	(25.0)
Interest received		2.7	4.1
Net cash used in investing activities		(147.6)	(179.4)
Financing activities
Payments for buy-out minorities of Coca-Cola Hellenic Bottling Company SA		(1.0)	—
Proceeds from shares issued to employees exercising stock options		4.4	—
Purchase of shares held by non-controlling interests	12	(15.3)	(8.3)
Dividends paid		(4.5)	—
Proceeds from external borrowings		1,226.8	795.1
Repayments of external borrowings		(609.3)	(812.5)
Principal repayments of finance lease obligations		(8.0)	(12.7)
Interest paid		(73.0)	(55.9)
Net cash from / (used in) financing activities		520.1	(94.3)

Increase / (decrease) in cash and cash equivalents		622.3	(17.6)
Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		439.1	447.4
Increase / (decrease) in cash and cash equivalents		622.3	(17.6)
Effect of changes in exchange rates		—	1.4
Effect of consolidation of Coca-Cola HBC AG		1.8	—
Hyperinflation impact on cash		0.3	(0.7)
Cash and cash equivalents at the end of the period		1,063.5	430.5

(1) Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in note 1.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          General information and accounting policies

General information

On 11 October 2012, Coca-Cola HBC AG (‘Coca-Cola HBC’, the ‘Company’ or the ‘Group’) a Swiss company incorporated by Kar-Tess Holding, announced a voluntary share exchange offer to acquire all outstanding ordinary registered shares and all American depositary shares of Coca-Cola Hellenic Bottling Company S.A., (‘CCHBC SA’). As a result of the successful completion of this offer, on 25 April 2013 Coca-Cola HBC acquired 96.85% of the issued CCHBC SA shares, including shares represented by American depositary shares, and became the new parent company of the Group.  On 17 June 2013, Coca-Cola HBC completed its statutory buy-out of the remaining shares of CCHBC SA that it did not acquire upon completion of its voluntary share exchange offer. Consequently, CCHBC SA is now a 100% owned subsidiary of Coca-Cola HBC.

These transactions were treated as a reorganisation of an existing entity that has not changed the substance of the reporting entity. The consolidated financial statements of Coca-Cola HBC are presented using the values from the consolidated financial statements of CCHBC SA. On the date that the Coca-Cola HBC became the new parent of the Group, April 25 2013, the statutory amounts of share capital, share premium and treasury shares of the Company have been recognized through an adjustment in the Statement of Changes in Equity under heading ‘Change of parent company to Coca-Cola HBC AG’. The resulting difference has been recognised as a component of equity under the heading “Group Reorganization reserve”. The shares of Coca-Cola HBC started trading in the premium segment of the London Stock Exchange on April 29 (Ticker symbol: CCH) and on the Athens Exchange (Ticker symbol: EEE) and regular way trading in Coca-Cola HBC ADSs commenced on the NYSE (Ticker symbol: CCH). On the date that CCHBC SA became subsidiary of Coca-Cola HBC, the existing stock options were replaced with new ones with identical terms but with underlying shares of Coca-Cola HBC instead of CCHBC SA and the exercise price in GBP instead of Euros using the original exercise price translated at the spot rate at the date of the modification.  The incremental fair value of the new options over the fair value of the old options at the date of the modification was immaterial.

Accounting policies

The accounting policies used in the preparation of the condensed consolidated interim financial statements of Coca-Cola HBC are consistent with those used in the annual financial statements of CCHBC SA Group for the year ended 31 December 2012, except for the adoption, as of 1 January 2013, of the International Financial Reporting Standard (“IFRS”) 13 Fair Value Measurement; the amendment to IFRS 7 Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities and the annual improvements to IFRSs 2009-2011 cycle which included amendments to IAS 1 Financial Statement Presentation; IAS 16 Property, plant and equipment; IAS 32 Financial Statement Presentation and IAS 34 Interim Financial Reporting.  The adoption of the new and amended standard did not have a significant impact on the current or prior periods, apart from additional disclosures resulting from the adoption of IFRS 13, see note 6.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          General information and accounting policies (continued)

During the second quarter of 2013, the IASB issued IFRIC Interpretation 21 Levies; Amendments to IAS 36: Recoverable Amount Disclosures for Non Financial Assets and Amendments to IAS 39: Novation of Derivatives and Continuation of Hedge Accounting. The effective date for the amendments and new IFRIC Interpretation is 1 January 2014 and the Group is current assessing what impact, if any, they will have on the consolidated financial statements.

In the fourth quarter of 2012 the Group early adopted IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interest in Other Entities and the revised IAS 19 Employee Benefits and details of the early adoption can be found in the annual financial statements for the year ended 31 December 2012. The impact from the adoption of IFRS 11 and IAS 19 revised on the first six months of 2012 is outlined in the tables below:

Impact of change in accounting policies on condensed consolidated interim income statement (unaudited)

	Three months to 29 June 2012 (before	Change in accounting policy		Three months to 29 June 2012
	adjustments)	IFRS 11	IAS 19	(as presented)

Gross profit	740.6	(8.2)	(0.1)	732.3
Operating profit	182.7	(5.3)	(0.7)	176.7
Profit before tax	161.2	(1.7)	(0.7)	158.8
Profit after tax	120.4	(1.7)	(0.5)	118.2
Basic earnings per share (€)	0.33	(0.01)	—	0.32
Other comprehensive income for the period, net of tax	(27.5)	0.1	0.5	(26.9)
Total comprehensive income for the period	92.9	(1.6)	—	91.3

	Six months to 29 June 2012 (before	Change in accounting policy		Six months to 29 June 2012
	adjustments)	IFRS 11	IAS 19	(as presented)

Gross profit	1,237.0	(9.1)	(0.2)	1,227.7
Operating profit	169.9	(4.2)	(1.3)	164.4
Profit before tax	126.8	(0.8)	(1.3)	124.7
Profit after tax	92.1	(1.7)	(1.0)	89.4
Basic earnings per share (€)	0.25	(0.01)	—	0.24
Other comprehensive income for the period, net of tax	13.9	—	1.0	14.9
Total comprehensive income for the period	106.0	(1.7)	—	104.3

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          General information and accounting policies (continued)

Impact of change in accounting policies on condensed consolidated interim statement of changes in equity (unaudited)

	As at 29 June 2012 (before	Change in accounting policy		As at 29 June 2012
	adjustments)	IFRS 11	IAS 19	(as presented)

Total equity	2,900.5	5.9	(0.4)	2,906.0

Impact of change in accounting policies on condensed consolidated interim cash flow statement (unaudited)

	Six months to 29 June 2012 (before	Change in accounting policy		Six months to 29 June 2012
	adjustments)	IFRS 11	IAS 19	(as presented)

Net cash from operating activities	269.4	(13.3)	—	256.1
Net cash used in investing activities	(162.1)	(17.3)	—	(179.4)
Net cash used in financing activities	(118.0)	23.7		(94.3)

Decrease in cash and cash equivalents	(10.7)	(6.9)	—	(17.6)

Basis of preparation

Operating results for the second quarter of 2013 are not indicative of the results that may be expected for the year ending 31 December 2013 because of business seasonality. Business seasonality results from higher unit sales of the Group’s products in the warmer months of the year. The Group’s methods of accounting for fixed costs such as depreciation and interest expense are not significantly affected by business seasonality. Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss. These condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to Interim Financial Reporting (“IAS 34”). These condensed consolidated interim financial statements should be read in conjunction with the 2012 annual financial statements of CCHBC SA Group, which include a full description of the Group’s accounting policies. These condensed interim consolidated financial statements were approved for issue by the Board of Directors on 5 August 2013.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

2.                          Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola HBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period, except for subsidiaries operating in a hyperinflationary environment as explained in note 8.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the six months period ended		Closing as at
	28 June 2013	29 June 2012	28 June 2013	31 December 2012
US dollar	1.31	1.30	1.31	1.33
UK sterling	0.85	0.82	0.85	0.82
Polish zloty	4.19	4.23	4.32	4.09
Nigerian naira	203.87	202.76	203.50	206.72
Hungarian forint	295.90	292.63	297.28	291.50
Swiss franc	1.23	1.20	1.23	1.21
Russian Rouble	40.68	39.54	42.80	40.42
Romanian leu	4.38	4.39	4.43	4.43
Serbian dinar	111.94	111.13	114.49	113.46
Czech koruna	25.75	25.17	25.83	25.08
Ukrainian hryvnia	10.46	10.38	10.50	10.57

3.                          Segmental analysis

The Group has one business, being the production, distribution and sale of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.                                      Segmental analysis (continued)

Information on the Group’s segments is as follows:

	Three months ended		Six months ended
	28 June 2013	29 June 2012	28 June 2013	29 June 2012
Volume in unit cases(1) (million)
Established countries	177.5	188.2	319.4	341.4
Developing countries	105.5	108.7	182.3	188.1
Emerging countries	294.7	289.7	502.7	484.1
Total volume	577.7	586.6	1,004.4	1,013.6

(1) One unit case corresponds to approximately 5.678 litres or 24 servings, being a typically used measure of volume. Volume data is derived from unaudited operational data.

	Three months ended		Six months ended
	28 June 2013	29 June 2012	28 June 2013	29 June 2012
Net sales revenue (€ million)
Established countries	697.2	743.9	1,267.7	1,364.1
Developing countries	308.5	319.7	525.7	548.9
Emerging countries	943.5	922.1	1,587.7	1,506.1
Total net sales revenue	1,949,2	1,985.7	3,381.1	3,419.1
Operating profit (€ million)
Established countries	30.5	56.3	33.9	65.0
Developing countries	15.4	14.6	0.5	1.0
Emerging countries	99.4	105.8	99.6	98.4
Total operating profit	145.3	176.7	134.0	164.4
Reconciling items (€ million)
Finance costs, net	(29.7)	(22.0)	(49.4)	(43.8)
Tax	(30.1)	(40.6)	(23.5)	(35.3)
Share of results of equity method investments	4.4	4.1	4.4	4.1
Non-controlling interests	0.1	(0.7)	0.1	(0.8)
Profit after tax attributable to owners of the parent	90.0	117.5	65.6	88.6

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

4.                            Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2013	3,041.4	1,944.6
Additions	169.4	—
Effect from the consolidation of Coca-Cola HBC AG	0.2	—
Reclassified from assets held for sale	4.7	—
Disposals	(4.3)	—
Depreciation and amortisation	(191.2)	(0.6)
Foreign exchange differences	(51.9)	(19.2)
Effect of hyperinflation	0.5	—
Closing net book value as at 28 June 2013	2,968.8	1,924.8

5.                            Net debt

	As at
	28 June 2013 € million	31 December 2012 € million
Long-term borrowings	1,876.0	1,604.7
Short-term borrowings	911.7	555.0
Cash and cash equivalents	(1,063.5)	(439.1)
Net debt	1,724.2	1,720.6

In the second quarter, the Group successfully issued €800 million principal amount of 7-year fixed-rate notes with a coupon of 2.375%, and completed a fixed price tender offer for the outstanding €500 million with a 7.875%  notes due January 2014, (the “2014 Notes”), with €183 million of the 2014 Notes having been tendered and cancelled. The net proceeds of the new issue, after financing the repurchase of €183 million of the 2014 Notes, will be used towards the refinancing of certain upcoming bond maturities, namely the $500 million notes due September 2013 and the remaining €317 million notes due January 2014.

During the first quarter of 2013, the €500 million bond maturing in January 2014 was reclassified from long term borrowings to short term.

In order to affect the exchange offer described in note 1, Coca-Cola HBC had available a €500 million Bond Bridge facility (all undrawn), and a Statutory Buy-Out Facility for up to €550 million. On 18th June 2013 the €500 million Bond Bridge facility was cancelled, and the Statutory Buy-Out Facility limit was reduced to €55 million. The amount drawn under the Statutory Buy-Out Facility of €45.5 million was repaid on 26 July 2013 and the facility was cancelled.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

6.                            Fair value

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk, commodity price risk), credit risk, liquidity risk and capital risk. There have been no changes in the risk management policies since the year end.

The Group’s financial instruments recorded at fair value are included in Level 2 within the fair value hierarchy and comprise derivatives. There have been no changes in valuation techniques and inputs used to determine their fair value since 31 December 2012 (as described in the 2012 Annual Report available on the CCHBC SA’s web site: www.coca-colahellenic.com). As at 28 June 2013 the total financial assets included in Level 2 was €43.8 million and the total financial liabilities €140.6 million. There were no transfers between level 1,2 or 3 during the first half of 2013. The fair value of bonds and notes payable as at 28 June 2013, including the current portion, is €2,533.6 million, compared to their book value, including the current portion of €2,470.3 million.

7.                            Restructuring costs

Restructuring costs amounted to €16.2 million before tax in the second quarter of 2013. The Group recorded €14.9 million, €0.3 million and €1.0 million of restructuring charges in its established, developing and emerging countries respectively. For the second quarter of 2012, restructuring costs amounted to €4.7 million, of which €1.3 million, €1.0 million and €2.4 million related to the Group’s established, developing and emerging countries, respectively. The restructuring costs mainly concern redundancy costs.

Restructuring costs amounted to €22.4 million before tax in the first half of 2013. The Group recorded €21.0 million, €0.3 million and €1.1 million of restructuring charges in its established, developing and emerging countries respectively. For the first half of 2012, restructuring costs amounted to €18.1 million, of which €10.3 million, €4.6 million and €3.2 million related to the Group’s established, developing and emerging countries, respectively. The restructuring costs mainly concern redundancy costs.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

8.                            Total finance costs, net

	Three months ended
	28 June 2013 € million	29 June 2012 € million
Interest income	(2.6)	(3.1)
Finance costs	31.8	24.1
Net foreign exchange losses/(gains)	0.5	(0.1)
Loss on net monetary position	—	1.1
Total finance costs, net	29.7	22.0

	Six months ended
	28 June 2013 € million	29 June 2012 € million
Interest income	(4.1)	(5.3)
Finance costs	52.8	47.6
Net foreign exchange gains	(0.3)	(0.2)
Loss on net monetary position	1.0	1.7
Total finance costs, net	49.4	43.8

Total net finance costs for the second quarter and half of 2013 were higher by €7.7 million and by €5.6 million respectively, compared to the same periods last year, mainly due to the higher interest expense reflecting the tender offer for the €500 million bond that matures in January 2014.

Hyperinflation

Belarus has been considered to be a hyperinflationary economy since the fourth quarter of 2011. The three year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for June 2013 was 1.069 which resulted in a net monetary loss for the first half of 2013 of €1.0 million.

9.                            Tax

The Group’s effective tax rate for 2013 may differ from the parent company statutory tax rate as a consequence of a number of factors, the most significant of which are: the statutory tax rates of the countries in which the Group operates, the non-deductibility of certain expenses, non-taxable income and one off tax items.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

10.                     Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares outstanding during the period (second quarter of 2013: 363,203,865, first half of 2013: 363,164,293, second quarter of 2012: 363,117,207, first half of 2012: 363,114,849). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive ordinary shares arising from exercising employee stock options.

11.                     Share capital

During 2012, the Board of Directors resolved to increase the CCHBC SA’s share capital by issuing 5,334 new ordinary shares on 21 March 2012 and 6,165 new ordinary shares on 27 September 2012, following the exercise of stock options pursuant to the CCHBC SA’s employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €0.1 million.

On 25 June 2012, the Annual General Meeting of shareholders of CCHBC SA resolved to decrease the share capital of Coca-Cola Hellenic Bottling Company S.A. by the amount of €124.6 million by decreasing the nominal value of CCHBC SA’s share by €0.34 per share, from €1.50 to €1.16 per share, and the return of the amount of the decrease to CCHBC SA’s shareholders in cash, i.e. a return of €0.34 per share. Furthermore, on the same date, it was resolved to decrease the share capital of CCHBC SA’s by the amount of €55.0 million by decreasing the nominal value of the CCHBC SA’s shares by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses of the parent company CCHBC SA by an equal amount.

On 25 April 2013, Coca-Cola HBC acquired 96.85% (355,009,014 shares) of the issued
CCHBC SA shares, including shares represented by American depositary shares, following the successful completion of its voluntary share exchange offer and became the new parent company of the Group.

On 17 June 2013, Coca-Cola HBC completed its statutory buy-out of the remaining shares of CCHBC SA that it did not acquire upon completion of its voluntary share exchange offer. Consequently, CCHBC SA is now a 100% owned subsidiary of Coca-Cola HBC. Out of the remaining 3.15% interest acquired in CCHBC SA, representing 11,544,593 shares, 11,467,306 shares were exchanged for equal number of Coca-Cola HBC shares and 77,287 shares were acquired for a cash consideration of €1.0 million.

In the second quarter of 2013, the Board of Directors resolved to increase the Coca-Cola HBC’s share capital by issuing 273,855 new ordinary shares following the exercise of stock options pursuant to the Coca-Cola HBC AG’s employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €4.4 million.

Following the above changes, and including the initial 14,925 ordinary shares of Coca-Cola HBC, that are held by the Company as treasury shares, on June 2013 the share capital of the Group amounted to €1,992.5 million and comprised 366,765,000 shares with a nominal value of CHF 6.70 each.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

12.                     Non-controlling interests

On 8 June 2011, the Board of Directors of the Coca-Cola HBC’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in the acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non controlling interests was €100.2 million, including transaction costs of €1.8 million, out of which €72.4 million was paid as of 28 June 2013 (as of 31 December 2012: €70.4 million). The difference between the consideration and the carrying value of the interest acquired (€60.1 million) has been recognised in retained earnings while the accumulated components recognised in other comprehensive income have been reallocated within the equity of the Group.

On 14 January 2013, the Group acquired 14% of Coca-Cola Hellenic Bottling Company Bulgaria AD, bringing the Group’s interest in the subsidiary to 99.39%. The consideration paid for the acquisition of non controlling interests acquired was €13.3 million and the carrying value of the additional interest acquired was €8.2 million. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

13.                     Dividends

On 19 June 2013, the extraordinary general meeting of Coca-Cola HBC AG approved the distribution of a €0.34 dividend per share. The total dividend amounted to €124.7 million and was paid on 23 July 2013.

14.                     Contingencies

There have been no significant changes in contingencies since 31 December 2012 (as described in the 2012 Annual Report of CCHBC SA available on the Company’s web site: www.coca-colahellenic.com).

15.                     Commitments

As of 28 June 2013 the Group has capital commitments of €97.1 million (31 December 2012: €90.3 million), which mainly relate to plant and machinery equipment.

16.                     Number of employees

The average number of full-time equivalent employees in the first half of 2013 was 38,167 (40,293 for the first half of 2012).

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

17.                     Related party transactions

a) The Coca-Cola Company

As at 28 June 2013, The Coca-Cola Company and its subsidiaries (collectively, ‘TCCC”) indirectly owned 23.2% (2012: 23.2%) of the issued share capital of Coca-Cola HBC.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the first half and the second quarter of 2013 amounted to €715.8 million and €394.2 million (€702.3 million and €400.2 million in the respective prior year period). Total net contributions received from TCCC for marketing and promotional incentives during the same period amounted to €42.1 million and €26.4 million (€27.2 million and €16.2 million in the respective prior year period).

During the first half and the second quarter of 2013, the Group sold €13.8 million and €7.7 million of finished goods and raw materials respectively to TCCC (€12.2 million and €4.4 million in the respective prior year period) while other income from TCCC was €9.2 million and €7.5 million respectively (€9.0 million and €5.9 million in the prior year period). Other expenses from TCCC amounted to €2.6 million and €1.3 million for the first half and second quarter of 2013 (€2.4 million for both periods under review).

As at 28 June 2013, the Group had a total amount of €79.6 million (€49.6 million as at 31 December 2012) due from TCCC, and had a total amount of €219.3 million (€154.0 million as at 31 December 2012) due to TCCC.

b) Kar-Tess Holding

Kar-Tess Holding

As at 28 June 2013 Coca-Cola HBC owed €1.6 million to Kar-Tess Holding relating to the acquisition of the initial Coca-Cola HBC shares.

Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola HBC by way of a 44.1% (2012: 44.1%) ownership by the parent of Kar-Tess Holding, which as at 28 June 2013 owned 23.3% (2012: 23.3%) of the issued share capital of Coca-Cola HBC. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola HBC has a 23.9% effective interest, through its investment in NBC.

During the first half and the second quarter of 2013, the Group made purchases of €63.9 million and €40.4 million respectively (€94.9 million and €15.6 million in the prior-year periods) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €5.1 million and €2.5 million respectively (€4.3 million and €3.0 million in the prior-year periods). Other income from Frigoglass both during the first half and the second quarter of 2013 was €0.1 million (€0.6 million and €0.5 million respectively in the prior-year periods). As at 28 June 2013, Coca-Cola HBC owed €25.0 million (€21.4 million as at 31 December 2012) to, and was owed €0.2 million (€1.2 million as at 31 December 2012) by Frigoglass.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

c) Other related parties

During the first half and the second quarter of 2013, the Group purchased €66.8 million and €42.3 million of raw materials and finished goods respectively (€70.3 million and €49.2 million in the prior year period). In addition, the Group received reimbursement for direct marketing expenses incurred of €0.4 million for both of the first half and the second quarter of 2013 (€0.1 million and €0.1 million in the prior year period). Furthermore during the first half and the second quarter of 2013, the Group incurred other expenses of €18.6 million and €9.9 million (€3.1 million and €0.5 million in the prior year period) and recorded income of €3.4 million and €0.3 million respectively (€0.2 million and €0.2 million in the prior year period). As at 28 June 2013, the Group owed €19.8 million (€8.1 million as at 31 December 2012) to, and was owed €2.9 million (€0.4 million as at 31 December 2012) by other related parties.

d) Joint Ventures

During the first half and the second quarter of 2013, the Group purchased €13.1 million and €7.8 million of finished goods (€14.7 million and €9.0 million in the prior-year periods) from joint ventures. In addition, during the first half and the second quarter of 2013, the Group incurred expenses of €0.2 million and € 0.1 million (€0.1 million and nil respectively in the prior-year periods) and recorded other income for the first half and the second quarter of €0.2 million and nil from joint ventures (€0.2 million and nil in the prior-year periods). As at 28 June 2013, the Group owed €65.2 million (€67.5 million as at 31 December 2012) to, and was owed €5.9 million (€19.5 million as at 31 December 2012) by joint ventures.

There were no transactions between Coca-Cola HBC and the directors and senior management except for remuneration for the period ended 28 June 2013, as well as the prior year period.

There were no other significant transactions with related parties for the period ended 28 June 2013.

18.                   Subsequent events

On 23 July 2013 the delisting of CCHBC SA from the Athens Exchange was approved by the HCMC and effected as of the same date. Coca-Cola HBC will continue to have a secondary listing on the Athens Exchange.

Explanatory Notes

Adjusted EBITDA

The Group defines Adjusted EBITDA as operating profit before deductions for depreciation and impairment of property, plant and equipment, amortisation of intangible assets, impairment of intangible assets, stock option compensation and other non-cash items. Adjusted EBITDA serves as an additional indicator of the Group’s operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under IFRS. The Group believes that Adjusted EBITDA is useful to investors as a measure of its operating performance because it reflects the underlying operating cash costs by eliminating the non-cash items listed above. In addition, the Group believes that although EBITDA is a measure commonly used by analysts and investors in its industry, current shareholders of CCH and potential investors in CCH use multiples of the Group’s Adjusted EBITDA in making investment decisions about CCH. Accordingly, the Group has disclosed this information to permit a more complete analysis of its operating performance. Adjusted EBITDA, as calculated by the Group, may not be comparable to similarly titled measures reported by other companies.

Capital expenditure

The Group defines capital expenditure as payments for purchases of property, plant and equipment, net of proceeds from sale of property, plant and equipment, including principal repayments of finance lease obligations.

Free cash flow

The Group defines free cash flow as the net cash from operating activities less capital expenditures.

The financial measures adjusted EBITDA, capital expenditure and free cash flow consist of the following reported amounts in the condensed consolidated interim financial statements:

	Three months ended
	28 June 2013	29 June 2012(1)
Profit after tax (€m)	89.9	118.2
Tax charged to the income statement (€m)	30.1	40.6
Total finance costs, net (€m)	29.7	22.0
Share of results of equity method investments (€m)	(4.4)	(4.1)
Operating profit (€m)	145.3	176.7
Depreciation of property, plant and equipment (€m)	97.5	98.5
Amortisation of intangible assets (€m)	0.3	0.7
Employee share options (€m)	1.5	1.6
Adjusted EBITDA (€m)	244.6	277.5
(Gains) / losses on disposal of non-current assets (€m)	(1.4)	2.1
Decrease / (increase) in working capital (€m)	1.3	(46.2)
Tax paid (€m)	(7.1)	(15.5)
Net cash from operating activities (€m)	237.4	217.9

Payments for purchases of property, plant and equipment (€m)	(97.4)	(97.0)
Principal repayments of finance lease obligations (€m)	(4.1)	(5.4)
Proceeds from sale of property, plant and equipment (€m)	1.3	1.1
Capital expenditure (€m)	(100.2)	(101.3)

Net cash from operating activities (€m)	237.4	217.9
Capital expenditure (€m)	(100.2)	(101.3)
Free cash flow (€m)	137.2	116.6

(1) Comparative numbers have been adjusted to reflect the impact of new accounting standards adopted in 2012, as detailed in note 1 to the condensed consolidated interim financial statements.

	Six months ended
	28 June 2013	29 June 2012(1)
Profit after tax (€m)	65.5	89.4
Tax charged to the income statement (€m)	23.5	35.3
Total finance costs, net (€m)	49.4	43.8
Share of results of equity method investments (€m)	(4.4)	(4.1)
Operating profit (€)	134.0	164.4
Depreciation of property, plant and equipment (€m)	191.2	190.2
Amortisation of intangible assets (€m)	0.6	1.4
Employee share options (€m)	2.1	3.2
Adjusted EBITDA (€m)	327.9	359.2
(Gains) / losses on disposal of non-current assets (€m)	(2.7)	2.5
Increase in working capital (€m)	(55.9)	(68.7)
Tax paid (€m)	(19.5)	(36.9)
Net cash from operating activities (€m)	249.8	256.1

Payments for purchases of property, plant and equipment (€m)	(146.9)	(160.0)
Principal repayments of finance lease obligations (€m)	(8.0)	(12.7)
Proceeds from sale of property, plant and equipment (€m)	2.7	1.5
Capital expenditure (€m)	(152.2)	(171.2)

Net cash from operating activities (€m)	249.8	256.1
Capital expenditure (€m)	(152.2)	(171.2)
Free cash flow (€m)	97.6	84.9

(1) Comparative numbers have been adjusted to reflect the impact of new accounting standards adopted in 2012, as detailed in note 1 to the condensed consolidated interim financial statements.

Principal Risk Factors

There are a number of potential risks and uncertainties which could have material impact on the Group’s performance over the remainder of the financial year, including:

Risks relating to the Group’s relationship with The Coca-Cola Company (“TCCC”), Kar-Tess Holding and Nestle S.A.:

•                  If TCCC exercises its right to terminate the bottlers’ agreements with the Group, upon the occurrence of certain events, or is unwilling to renew these agreements upon expiry in 2023, the Group’s net sales revenue may decline dramatically. In addition, if TCCC is unwilling to renew the bottlers’ agreements with the Group on terms at least as favourable to the Group as the current terms, the Group’s net sales revenue could also be adversely affected.

•                  TCCC could exercise its rights under the bottlers’ agreements with the Group in a manner that would make it difficult for the Group to achieve its financial goals.

•                  Kar-Tess Holding and TCCC may have influence over the conduct of the Group’s business and their respective interests may differ from each other and may also differ from the interests of other shareholders of the Group.

•                  The Group’s success depends in part on TCCC’s success in marketing and product development activities.

•                  The Group depends on TCCC to protect the trademarks of TCCC’s products.

•                  The Beverage Partners Worldwide joint venture between TCCC and Nestlé S.A. could be dissolved or altered in a manner that adversely affects the Group’s business.

Risks relating to the non-alcoholic ready-to-drink beverages industry:

•                  Weaker consumer demand for Sparkling beverages could harm the Group’s revenues and profitability.

•                  The Group’s growth prospects may be harmed if it is unable to expand successfully in the combined non-Sparkling beverages category.

Risks relating to Emerging and Developing Countries:

•                  The lack of institutional continuity and safeguards in the Group’s Emerging and Developing Countries could adversely affect its competitive position, increase its cost of regulatory compliance and/or expose it to a heightened risk of loss due to fraud and criminal activity.

•                  The Group is exposed to emerging and developing countries’ risks.

•                  The sustainability of the Group’s growth in its Developing and Emerging Countries depends partly on its ability to attract and retain a sufficient number of qualified and experienced personnel for which there is strong demand.

Risks relating to competition

•                  Competition law enforcement by the EU and national authorities may have a significant adverse effect on the Group’s competitiveness and results of operations.

•                  The Group is engaged in a highly competitive business. Adverse actions by its competitors or other changes in the competitive environment may adversely affect its results of operations.

•                  The increasing concentration of retailers and independent wholesalers, on which the Group depends to distribute its products in certain countries, could lower the Group’s profitability and harm its ability to compete.

•                  Changes in how significant customers market or promote the Group’s products could reduce sales volumes.

Risks relating to prevailing economic conditions

•                  The Greek government debt crisis and the associated impact on the economic and fiscal prospects of Greece and other EU countries in which the Group operates could have a material adverse effect on the Group’s business.

•                  The global financial and credit crisis and the eurozone sovereign debt crisis may have an impact on the Group’s financial condition and business prospects that currently cannot be predicted, and increasing interest rates may affect the Group’s financial results and ability to obtain credit.

•                  Negative financial and economic conditions could lead to reduced demand for the Group’s products.

•                  Increased taxation on the Group’s business may reduce the Group’s profitability.

Risks relating to the Group’s business

•                  The Group relies on the reputation of the Group’s brands.

•                  Contamination or deterioration of the Group’s products could hurt its reputation and depress its revenues.

•                  Adverse weather conditions and reduced tourist activity could reduce demand for the Group’s products.

•                  Climate change may negatively affect the Group’s business.

•                  Miscalculation of infrastructure investment needs could impact the Group’s financial results.

•                 Technology failures could disrupt the Group’s operations and negatively impact its business.

•                  Disruptions to the Group’s supply or distribution infrastructure could adversely affect its business.

•                  Price increases in, and shortages of, raw materials and packaging materials could materially and adversely affect the Group’s results of operations.

•                  Increases in the cost of energy could affect the Group’s profitability.

•                  Fluctuations in exchange rates may adversely affect the Group’s results of operations and financial condition.

•                  The Group is exposed to the impact of exchange controls, which may adversely affect its profitability or its ability to repatriate profits.

•                  The Group’s operations are subject to extensive regulation, including resource recovery, environmental and health and safety standards. Changes in the regulatory environment may cause the Group to incur liabilities or additional costs or limit its business activities.

•                  Future changes in Swiss and English law may affect the Group’s ability to attract and retain top executives.

Further details of the above principal risks and uncertainties facing the Group’s business are included on pages 12 to 27 of the section entitled “Risk Factors” in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 001-31466) for Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries for the year ended 31 December 2012. The principal risks and uncertainties affecting the business of the Group are substantially the same as those identified in the aforementioned report.

Related Party Transactions

Related party transactions that have taken place in the first six months of 2013 and that have materially affected the financial position or the performance of the Group during that period; and any change in the related parties transactions as described in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 001-31466) for Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries for the year ended 31 December 2012, that could have a material effect on the financial position or performance of the Group in the first six months of 2013, are described in  section “Condensed Consolidated Interim Financial Statements For The First Six Months of 2013”, note 17 “Related party transactions”.

Forward-looking statements

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2013 and future years, business strategy and the effects of the global economic slowdown, the impact of the sovereign debt crisis, currency volatility, our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure, free cash flow, effective tax rates and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466) for Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries for the year ended 31 December 2012.

Although we believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we, nor our directors, employees, advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of the condensed consolidated interim financial statements included in this document, unless we are required by law or the rules of the UK Financial Conduct Authority to update these forward-looking statements, we will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in our expectations.

Responsibility Statement

The Directors of the Company, whose names are set out below, confirm that to the best of their knowledge:

(a) the condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the IASB; and

(b) the interim management report includes a fair review of the information required by:

•                  Disclosure and Transparency Rules (“DTR”) 4.2.7 R of the UK Financial Conduct Authority, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

•                  DTR 4.2.8 R of the UK Financial Conduct Authority, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the Group during that period, and any changes in the related party transactions described in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466) for Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries for the year ended 31 December 2012 that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.

Name	Title
George A. David	Chairman and Non-Executive Director
Anastasios P. Leventis	Vice-Chairman and Non-Executive Director
Anastassis G. David	Non-Executive Director
Haralambos K. Leventis	Non-Executive Director
Dimitris Lois	Executive Director
John Hunter	Non-Executive Director
Irial Finan	Non-Executive Director
Sir Michael Llewellyn-Smith	Senior Independent Non-Executive Director
Nigel Macdonald	Independent Non-Executive Director
Antonio D’Amato	Independent Non-Executive Director
Stefan F. Heidenreich	Independent Non-Executive Director
Christos Ioannou	Independent Non-Executive Director
Susan Kilsby	Independent Non-Executive Director

Signed on behalf of the Board

Dimitris Lois	Michalis Imellos
Chief Executive Officer	Chief Financial Officer

5 August 2013

Independent review report to Coca-Cola HBC AG

Introduction

We have reviewed the condensed set of consolidated interim financial statements in the half-yearly financial report of Coca-Cola HBC AG for the six months ended 28 June 2013, which comprises the condensed consolidated interim balance sheet, the condensed consolidated interim  income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of changes in equity, the condensed consolidated interim cash flow statement and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1, the condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”).

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of consolidated interim financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of consolidated interim financial statements in the half-yearly financial report for the six months ended 28 June 2013 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as issued by the IASB and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

PricewaterhouseCoopers S.A.

Athens, Greece

12 August 2013

Notes:

(a)         The maintenance and integrity of the Coca-Cola HBC AG website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b)         Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.